UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549
                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                    (Amendment No. __1___)*

				Applied Imaging Corp.
      ______________________________________________________
                        (Name of Issuer)
			Common Stock, $ .001 Par Value
      ______________________________________________________
                 (Title of Class of Securities)
					03820G106
              ____________________________________
                         (CUSIP Number)
	Austin W. Marxe, 153 East 53rd Street, New York, NY 10022
			(212) 207-6500
      ______________________________________________________
	(Name, Address and Telephone Number of Person Authorized to
			Receive Notices and Communications)

				July 31, 2002
	_________________________________________________________
	(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-I(b)(3) or (4), check the following box ___.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
					SCHEDULE 13D
CUSIP No. 03820G106                          Page  2  of 8 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Special Situations Fund III, L.P.
     F13-3737427
	MGP Advisers Limited Partnership *
	F13-3263120
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3) SEC USE ONLY

----------------------------------------------------------------
(4) SOURCE OF FUNDS* 00
________________________________________________________________
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)                               ____
________________________________________________________________
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER   See Marxe/Greenhouse
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER See Marxe/Greenhouse
 REPORTING     -------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON 1,758,527 (of which 358,600 are warrants)
----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	10.8%
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IV/IA
----------------------------------------------------------------
* AWM Investment Company, Inc., a Delaware corporation is the General Partner of this entity.
				SCHEDULE 13D
CUSIP No.03820G106                           Page 3 of 8 Pages

----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Special Situations Private Equity Fund, L.P.
     F13-3916551
	MG Advisers, L.L.C.  F13-3916549
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS* 00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)                               ____
________________________________________________________________
_
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER  See Marxe/Greenhouse
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse
 REPORTING     -------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING
PERSON
   1,553,672 (of which 451,500 are warrants)
----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  	9.5%
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IV/IA
----------------------------------------------------------------
				SCHEDULE 13D
CUSIP No.03820G106                           Page 4 of 8 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Special Situations Cayman Fund, L.P.
     98-0132442
	AWM Investment Company, Inc.  11-3086452
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS*  00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)                               ____
________________________________________________________________
_
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER  See Marxe/Greenhouse
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER See Marxe/Greenhouse
REPORTING     -----------------------------------------------
-PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING
PERSON
  603,975 (of which 121,400 are warrants)
----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   	 3.8%
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IV/IA
----------------------------------------------------------------
				SCHEDULE 13D
CUSIP No.03820G106                           Page 5 of 8 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Austin W. Marxe
	David M. Greenhouse
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS* 00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)                               ____
________________________________________________________________
_
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER         3,916,174
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER    3,916,174
 REPORTING     -------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING
PERSON

  3,916,174 (of which 931,500 are warrants)
----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   23.3%
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
----------------------------------------------------------------
								Page  6 of 8 Pages
Item 1.	Security and Issuer.  This Schedule relates to the
common stock and warrants of Applied Imaging Corp. (the
"Issuer").  Each warrant entitles the holder to purchase one share of Common Stock.  The Issuer's principal executive offices are located at 2380 Walsh Ave., Bldg B, Santa Clara, CA 95051
Item 2.	Identity and Background.  This Schedule is filed on
behalf of (i) Special Situations Fund III, L.P., a Delaware limited partnership ("SSF III"); (ii) Special Situations Private
Equity Fund, L.P., a Delaware limited partnership (the "Private
Equity Fund"); (iii) Special Situations Cayman Fund, L.P., a
Cayman Islands limited partnership (the "Cayman Fund"); (iv) MGP
Advisers Limited Partnership, a Delaware limited partnership
("MGP"); (v) MG Advisers. L.L.C., a New York Limited Liability
Company ("MG"); (vi) AWM Investment Company, Inc., a Delaware corporation ("AWM"); (vii) Austin W. Marxe and (viii) David
Greenhouse. Each of the foregoing is hereinafter referred to, individually, as a "Reporting Person" and, collectively, as the "Reporting Persons."
The principal office and business address of the Reporting
Persons, other than the Cayman Fund, is 153 East 53rd Street,
55th floor, New York, NY 10022. The principal office and business address of the Cayman Fund is c/o CIBC Bank and Trust
Company (Cayman) Limited, CIBC Bank Building, P. O. Box 694,
Grand Cayman, Cayman Islands, British West Indies.
The principal business of SSF III, the Private Equity Fund and the Cayman Fund (individually, a "Fund" and, collectively, the "Funds") is to invest in equity and equity related securities.
The principal business of MGP is to act as the general partner of and the investment adviser to SSF III. The principal business of MG is to act as general partner of and the investment adviser to the Private Equity Fund. The principal business of AWM is to act as the general partner of MGP and as the general partner of and the investment adviser to the Cayman
Fund. MGP, MG, and AWM are referred to herein, individually, as an "Adviser" and, collectively, as the "Advisers." The principal occupation of Austin W. Marxe and David Greenhouse, both of whom are United States citizens, is to serve as officers, directors and members or principal shareholders of the Advisers.
Neither any Fund, any Adviser, Austin W. Marxe nor David
Greenhouse, during the last 5 years, has been convicted in any criminal proceeding or was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.


								Page 7 of 8 Pages

Item 3.	Source and Amount of Funds or Other Consideration.
Each Fund utilized available cash assets to purchase the Securities.

Item 4. 	Purpose of the Transaction.  Each of the Reporting
Persons has acquired and is holding the Securities solely for investment purposes and not with the purpose or the effect of changing or influencing control of the Issuer. Each Fund acquired the Securities in the ordinary course of business and is holding such Securities for the benefit of its third party investors.

Item 5.	Interest in Securities of the Issuer.  See pps. 2-5 of
this Schedule, setting forth the aggregate number and percentage of the Securities beneficially owned by each Reporting Person, the number of shares as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose or to direct the disposition.

During the month of July 2002 the following funds received the following number of warrants in a private placement transaction that took place in January 2002.

						Warrants

1.  SSF III --				268,600
2.  Private Equity Fund --	211,500
3.  Cayman Fund --			 91,400

No other trades occurred within the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.
See Item 2 and Item 4 of this Schedule.  Based on such
Items. Messrs. Marxe and Greenhouse maintain sole voting power and sole dispositive power with respect to the Securities.

Item 7.	Material to be Filed as Exhibits.
		None





								Page 8 of 8 Pages

		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 2, 2002
				/s/ Austin W. Marxe
		      	-----------------------------
				Special Situations Fund III, L.P.
				by: Austin W. Marxe, Managing Director


				/s/ Austin W. Marxe
				________________________________
				Special Situations Private Equity Fund, L.P.
				by: Austin W. Marxe, Managing Director

				/s/ Austin W. Marxe
				_____________________________
	         		Special Situations Cayman Fund, L.P.
				by: Austin Marxe, Managing Director


				/s/ Austin W. Marxe
				_____________________________
	         		MGP Advisers Limited Partnership
				by: Austin Marxe, President and CEO

				/s/ Austin W. Marxe
				_____________________________
	         		MG Advisers, L.L.C.
				by: Austin Marxe, President and CEO

				/s/ Austin W. Marxe
				_____________________________
	         		AWM Investment Company, Inc.
				by: Austin Marxe, President and CEO

				/s/ Austin W. Marxe
				_____________________________
	         		Austin W. Marxe

				/s/ David Greenhouse
_____________________________
	David Greenhouse